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                             January 21, 2021

       Ken Hicks
       Chief Executive Officer
       Academy Sports & Outdoors, Inc.
       1800 North Mason Road
       Katy, Texas 77449

                                                        Re: Academy Sports &
Outdoors, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
14, 2021
                                                            CIK No. 0001817358

       Dear Mr. Hicks:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Sunny Cheong